UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

827057100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IA, OO

1 Because Riley Investment Management LLC has sole investment and voting power over 2,715,489 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,4891
	8	SHARED VOTING POWER 409,8762
	9	SOLE DISPOSITIVE POWER 2,715,4891
	10	SHARED DISPOSITIVE POWER 409,8762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,4891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 2,715,489 shares held in managed accounts by its investment advisory clients.
2 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 662,718
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 662,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 457,923
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 457,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,793,792
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,793,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,526,303
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,526,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,440,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,440,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,440,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,440,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,440,736
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,440,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,440,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,129,3041
	8	SHARED VOTING POWER 2,527,7891
	9	SOLE DISPOSITIVE POWER 4,129,3041
	10	SHARED DISPOSITIVE POWER 2,527,7891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,657,0931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, IN, OO

1 See Item 5.

CUSIP NO. 827057100

1	NAME OF REPORTING PERSON THE SST FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,548,094
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,548,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,548,0941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

1 Riley Investment Management LLC has shared voting and dispositive power over 409,876 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP NO. 827057100

The following constitutes the Schedule 13D filed by the undersigned other than Lloyd I. Miller, III (the “Schedule 13D”) and Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed on behalf of Lloyd I. Miller, III, dated November 19, 2008 (the “Miller Statement”).  Unless otherwise stated herein, the Miller Statement remains in full force and effect.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Silicon Storage Technology, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1020 Kifer Road, Sunnyvale, California 94086.

Item 2.	Identity and Background.

(a)           This statement is filed by Riley Investment Management, LLC, a Delaware limited liability company (“RIM”),  Bryant R. Riley, Dialectic Capital Partners LP, a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Capital Management, LLC, a Delaware limited liability company (“DCM”), John Fichthorn, Luke Fichthorn (together with DCP, DOF, DAP, DAO, DCM, and John Fichthorn, the “Dialectic Group”), Lloyd I. Miller, III, and The SST Full Value Committee (the “Committee”), which is comprised of each of the foregoing.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Riley manages and owns all of the outstanding membership interests of RIM. RIM is the investment advisor to clients pursuant to investment advisory agreements.

DCM is the investment manager of each of DCP, DOF, DAP and DAO.  John Fichthorn and Luke Fichthorn are each managing members of DCM.

The Committee is not a business entity and has no place of organization.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the directors and executive officers DOF and (ii) the directors and executive officers of DAO, as of the date hereof.

(b)           The principal business address of RIM and Mr. Riley is 11100 Santa Monica Blvd. Suite 800 Los Angeles, California 90025.

The address of the principal office of each of DCM, DCP, DAP, John Fichthorn and Luke Fichthorn is 875 Third Avenue, 15th Floor, New York, New York 10022.

The address of the principal office of each of DOF and DAO is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

Mr. Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102.

(c)           RIM is a State of California registered investment adviser and serves as investment advisor for certain managed accounts and investment advisory clients.  Mr. Riley manages and owns all of the outstanding membership interests of RIM.

The principal business of DCM is providing investment advice.  The principal business of each of DCP, DOF, DAP and DAO is investing in securities.  The principal occupation of each of John Fichthorn and Luke Fichthorn is investment management.  Mr. Miller’s principal occupation is investing assets held by or on behalf of his family.

CUSIP NO. 827057100

(d)           No Reporting Person or any person listed in Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or any person listed in Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of John Fichthorn, Luke Fichthorn, Bryant R. Riley and Lloyd I. Miller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,125,365 Shares over which RIM has voting and dispositive power is approximately $7,436,096, including brokerage commissions.  Such Shares were acquired with working capital.

The aggregate purchase price of the 662,718 Shares owned by DCP is approximately $1,441,474, including brokerage commissions.

The aggregate purchase price of the 457,923 Shares owned by DOF is approximately $1,014,918, including brokerage commissions.

The aggregate purchase price of the 1,793,792 Shares owned by DAP is approximately $3,889,556, including brokerage commissions.

The aggregate purchase price of the 2,526,303 Shares owned by DAO is approximately $5,489,099, including brokerage commissions.

The Shares owned by DCP, DOF, DAP and DAO were acquired with the working capital of such entities.

Each of DCP, DOF, DAP and DAO effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts.  Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”).  Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement.  All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4.  The aggregate purchase price for the Shares held by Trust A-4 was $6,214,553.20.

CUSIP NO. 827057100

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996.  All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II.  The aggregate purchase price for the Shares held by Milfam II was $5,617,229.81.

All of the Shares held by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller.  The purchase price for the Shares held by Mr. Miller on his own behalf was $3,911,205.73.

Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”).  One such account (the “Alex UGMA”) is for the benefit of Alexandra Mr. Miller.  All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA.  The aggregate purchase price for the Shares purchased by the Alex UGMA was $16,166.80.

Mr. Miller is the grantor, trustee and/or co-trustee for certain generation skipping trusts (each a “GST”), including Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, and Lloyd Crider GST (collectively, the “GSTs”).  All of the Shares Mr. Miller is deemed to beneficially own as the trustee for the GSTs were purchased with money generated and held by the GSTs.  The aggregate purchase price for the Shares purchased by the Catherine Miller GST was $367,281.29; the aggregate purchase price for the Shares purchased by Kimberly Miller GST was $133,000.00; the aggregate purchase price for the Shares purchased by Lloyd Crider GST was $451,454.78 and the aggregate purchase price for the Shares purchased by Lloyd I. Miller GST was $283,750.00.

Mr. Miller is the grantor and co-trustee with Kimberly Miller for a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (“KSMTR”).  The aggregate purchase price for the Shares purchased by KSMTR was $217,505.50.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 30, 2009, the Committee sent a letter to the Issuer’s Board of Directors (the “Board”) informing the Board that the Committee had been formed in opposition to the Board’s decision to enter into a going-private transaction and merger agreement with Technology Resources Holdings, Inc. and Technology Resources Merger Sub, Inc.  In the letter, the Committee stated its belief that the proposed merger is not in the best interest of the Issuer’s shareholders because the proposed merger consideration is inadequate.  The Committee urged the Board to reconsider its decision to move forward with the merger agreement.  The Committee also announced its intention to solicit against the proposed merger and take such other action as it deemed necessary to protect the interests of all shareholders if the Board continued to move forward with the merger agreement and did not withdraw its proxy materials to solicit shareholder approval.  The Committee also recommended to the Board the immediate addition of new directors.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 827057100

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 95,854,157 Shares outstanding as of October 31, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2009.

(a)           As of December 31, 2009, RIM beneficially owned 2,715,489 Shares held in certain managed accounts of its investment advisory clients, representing approximately 2.8% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 2,715,489 Shares beneficially owned by RIM, representing approximately 2.8% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts, except to the extent of their pecuniary interest therein.

As of December 31, 2009, DCP beneficially owned 662,718 Shares, DOF beneficially owned 457,923 Shares, DAP beneficially owned 1,793,792 Shares and DAO beneficially owned 2,526,303 Shares, representing approximately less than 1%, less than 1%, 1.9% and 2.6%, respectively, of the Shares outstanding.

As of December 31, 2009, DCM (as the investment manager of each of DCP, DOF, DAP and DAO) and John Fichthorn and Luke Fichthorn (as the managing members of DCM) are deemed to be the beneficial owners of the (i) 662,718 Shares owned by DCP, (ii) 457,923 Shares owned by DOF, (iii) 1,793,792 Shares owned by DAP and (iv) 2,526,303 Shares owned by DAO, representing approximately 5.7% of the Shares outstanding.

As of December 31, 2009, Mr. Miller may be deemed to beneficially own 6,657,093 Shares, representing approximately 6.9% of the Shares outstanding.  As of the date hereof, 2,265,224 of such beneficially owned Shares are owned of record by Trust A-4, 2,001,050 of such beneficially owned Shares are owned of record by Milfam II, 12,436 of such beneficially owned Shares are owned of record by Alex UGMA, 219,667 of such beneficially owned Shares are owned of record by Catherine Miller GST, 100,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST, 175,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST, 262,565 of such beneficially owned Shares are owned of record by Lloyd Crider GST, 135,882 of such beneficially owned Shares are owned of record by KSMTR, and 1,485,269 of such beneficially owned Shares are owned of record by Mr. Miller directly.

The Committee excludes for all purposes related to the Committee and its activities, the (i) 2,265,224 Shares held by Trust A-4 and reported by Mr. Miller herein and (ii) 409,876 Shares held by RIM’s investment advisory clients over which RIM has shared voting and dispositive power and reported by RIM and Mr. Riley herein.  With respect to the shares held by Trust A-4, Mr. Miller agrees to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee that the trustee vote the shares held by Trust A-4 in accordance with the recommendations of the Committee.

CUSIP NO. 827057100

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D and Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over the Shares held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

Each of DCM, John Fichthorn and Luke Fichthorn shares voting and dispositive power with respect to the Shares owned by DCP, DOF, DAP and DAO by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Lloyd Crider GST. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, Alex UGMA, Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, KSMTR and Mr. Miller directly.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons and certain of their affiliates.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 30, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement relating to the sharing of expenses and certain other activities in connection with the proxy solicitation (the “Joint Filing & Solicitation Agreement”).  Specifically, the parties to the Joint Filing & Solicitation Agreement agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the shares of Common Stock of the Issuer to the extent required under applicable securities laws.  Pursuant to the Joint Filing & Solicitation Agreement, the Dialectic Group and Mr. Miller have agreed to pay directly all expenses incurred in connection with the proxy solicitation on a pro rata basis between each member of the Dialectic Group and Mr. Miller based on the number of Shares beneficially owned by such entities as of December 30, 2009.  A copy of the Joint Filing & Solicitation Agreement is attached as Exhibit 99.2 hereto and incorporated herein by reference.

CUSIP NO. 827057100

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board, dated December 30, 2009.

99.2
Joint Filing & Solicitation Agreement by and among Riley Investment Management LLC, Bryant R. Riley, Dialectic Capital Management, LLC, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., John Fichthorn, Luke Fichthorn and Lloyd I. Miller, III, dated December 30, 2009.

CUSIP NO. 827057100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 4, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

/s/ Bryant R. Riley
BRYANT R. RILEY

DIALECTIC CAPITAL PARTNERS LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

CUSIP NO. 827057100

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ John Fichthorn
JOHN FICHTHORN

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

CUSIP NO. 827057100

SCHEDULE A
Directors and Executive Officers of Dialectic Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue 15th Floor New York, New York 10022	United States

Scott Dakers Director	Associate Director at Ogier Fiduciary Services (Cayman) Limited	89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit (Indy) Singh Director	Senior Manager of Director Services at Ogier Fiduciary Services (Cayman) Limited	89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors and Executive Officers of Dialectic Antithesis Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue 15th Floor New York, New York 10022	United States

Scott Dakers Director	Associate Director at Ogier Fiduciary Services (Cayman) Limited	89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit (Indy) Singh Director	Senior Manager of Director Services at Ogier Fiduciary Services (Cayman) Limited	89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

CUSIP NO. 827057100

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

RILEY INVESTMENT PARTNERS, L.P.1

Common Stock	(153,877)	2.2916	11/16/2009
Common Stock	(163,492)	2.2816	11/17/2009
Common Stock	(236,508)	2.2894	11/18/2009
Common Stock	(300,000)	2.3500	12/15/2009

RILEY INVESTMENT MANAGEMENT, LLC
(Through a Managed Account)

Common Stock	(100,000)	2.2894	11/18/2009

B. RILEY & CO. RETIREMENT TRUST2

Common Stock	(24,900)	2.2900	11/16/2009
Common Stock	(25,100)	2.2651	11/17/2009

BRYANT R. RILEY
(Including Children)

Common Stock	(19,402)	2.2900	11/16/2009
Common Stock	(13,496)	2.2841	11/17/2009

1 Riley Investment Partners, L.P. does not currently own any securities of the Issuer and is not a member of a “group” with the Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act with respect to the securities of the Issuer.  The information provided is to clarify the sale of securities by Riley Investment Partners, L.P. since the filing of the Schedule 13D/A dated February 13, 2009 and filed with the SEC on February 18, 2009 by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, B. Riley & Co. Retirement Trust, B. Riley and Co., LLC, and Bryant R. Riley.  Riley Investment Management, LLC serves as investment adviser and general partner of Riley Investment Partners, L.P.
2 B. Riley & Co. Retirement Trust does not currently own any securities of the Issuer and is not a member of a “group” with the Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act with respect to the securities of the Issuer.  The information provided is to clarify the sale of securities by Riley Investment Partners, L.P. since the filing of the Schedule 13D/A dated February 13, 2009 and filed with the SEC on February 18, 2009 by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, B. Riley & Co. Retirement Trust, B. Riley and Co., LLC, and Bryant R. Riley.  Bryant R. Riley is the trustee of B. Riley & Co. Retirement Trust.

CUSIP NO. 827057100

DIALECTIC CAPITAL PARTNERS, LP

Common Stock	14	2.4124	10/01/2009
Common Stock	19,942	2.0000	10/29/2009
Common Stock	1,789	2.0300	11/02/2009
Common Stock	50,777	2.2199	11/13/2009
Common Stock	828	2.2500	11/16/2009
Common Stock	43,170	2.2587	11/17/2009
Common Stock	25,080	2.2900	11/18/2009
Common Stock	37,620	2.2900	11/18/2009
Common Stock	1,006	2.2800	11/18/2009
Common Stock	37,620	2.2900	11/19/2009
Common Stock	3,581	2.2888	11/19/2009
Common Stock	6,270	2.2950	11/25/2009
Common Stock	13	2.2500	11/27/2009
Common Stock	6,270	2.2114	11/27/2009
Common Stock	301	2.2500	11/30/2009
Common Stock	6,270	2.2443	11/30/2009
Common Stock	2,094	2.3000	12/09/2009
Common Stock	36,993	2.3500	12/15/2009
Common Stock	13,744	2.3500	12/15/2009
Common Stock	4,514	2.3500	12/16/2009
Common Stock	9,719	2.3425	12/17/2009
Common Stock	50	2.3500	12/18/2009
Common Stock	20,275	2.3498	12/18/2009
Common Stock	815	2.3499	12/18/2009
Common Stock	4,765	2.3600	12/21/2009
Common Stock	5,031	2.3177	12/22/2009
Common Stock	4,217	2.3130	12/22/2009
Common Stock	407	2.4000	12/30/2009
Common Stock	32,452	2.3100	12/30/2009
Common Stock	(3,040)	2.4000	12/30/2009
Common Stock	8,868	2.5500	12/31/2009
Common Stock	2,232	2.5000	12/31/2009
Common Stock	41,196	2.5500	12/31/2009

CUSIP NO. 827057100

DIALECTIC OFFSHORE, LTD.

Common Stock	15,988	2.4124	10/01/2009
Common Stock	11,577	2.0000	10/29/2009
Common Stock	29,478	2.2199	11/13/2009
Common Stock	480	2.2500	11/16/2009
Common Stock	25,062	2.2587	11/17/2009
Common Stock	584	2.2800	11/18/2009
Common Stock	21,840	2.2900	11/18/2009
Common Stock	14,560	2.2900	11/18/2009
Common Stock	2,079	2.2888	11/19/2009
Common Stock	21,840	2.2900	11/19/2009
Common Stock	3,640	2.2950	11/25/2009
Common Stock	7	2.2500	11/27/2009
Common Stock	3,640	2.2114	11/27/2009
Common Stock	175	2.2500	11/30/2009
Common Stock	3,640	2.2443	11/30/2009
Common Stock	39,637	2.2708	12/01/2009
Common Stock	63	2.2708	12/01/2009
Common Stock	1,216	2.3000	12/09/2009
Common Stock	23,274	2.3000	12/09/2009
Common Stock	7,979	2.3500	12/15/2009
Common Stock	21,476	2.3500	12/15/2009
Common Stock	2,621	2.3500	12/16/2009
Common Stock	5,642	2.3425	12/17/2009
Common Stock	29	2.3500	12/18/2009
Common Stock	11,770	2.3498	12/18/2009
Common Stock	473	2.3499	12/18/2009
Common Stock	2,766	2.3600	12/21/2009
Common Stock	3,492	2.3177	12/22/2009
Common Stock	2,928	2.3130	12/22/2009
Common Stock	22,530	2.3100	12/30/2009

CUSIP NO. 827057100

Common Stock	(2,099)	2.4000	12/30/2009
Common Stock	282	2.4000	12/30/2009
Common Stock	1,549	2.5000	12/31/2009
Common Stock	6,157	2.5500	12/31/2009
Common Stock	28,599	2.5500	12/31/2009

DIALECTIC ANTITHESIS PARTNERS, LP

Common Stock	51,859	2.0000	10/29/2009
Common Stock	12,949	2.0300	11/02/2009
Common Stock	132,045	2.2199	11/13/2009
Common Stock	2,152	2.2500	11/16/2009
Common Stock	112,263	2.2587	11/17/2009
Common Stock	97,830	2.2900	11/18/2009
Common Stock	65,220	2.2900	11/18/2009
Common Stock	2,615	2.2800	11/18/2009
Common Stock	97,830	2.2900	11/19/2009
Common Stock	9,312	2.2888	11/19/2009
Common Stock	16,305	2.2950	11/25/2009
Common Stock	16,305	2.2114	11/27/2009
Common Stock	33	2.2500	11/27/2009
Common Stock	16,305	2.2443	11/30/2009
Common Stock	783	2.2500	11/30/2009
Common Stock	17,073	2.2708	12/01/2009
Common Stock	27	2.2708	12/01/2009
Common Stock	5,446	2.3000	12/09/2009
Common Stock	10,026	2.3000	12/09/2009
Common Stock	96,199	2.3500	12/15/2009
Common Stock	35,740	2.3500	12/15/2009
Common Stock	11,740	2.3500	12/16/2009
Common Stock	25,273	2.3425	12/17/2009
Common Stock	2,120	2.3499	12/18/2009
Common Stock	130	2.3500	12/18/2009
Common Stock	52,723	2.3498	12/18/2009

CUSIP NO. 827057100

Common Stock	12,392	2.3600	12/21/2009
Common Stock	11,269	2.3130	12/22/2009
Common Stock	13,444	2.3177	12/22/2009
Common Stock	1,087	2.4000	12/30/2009
Common Stock	86,724	2.3100	12/30/2009
Common Stock	(8,243)	2.4000	12/30/2009
Common Stock	5,964	2.5000	12/31/2009
Common Stock	110,088	2.5500	12/31/2009
Common Stock	23,699	2.5500	12/31/2009

DIALECTIC ANTITHESIS OFFSHORE, LTD.

Common Stock	(12,871)	2.4113	10/01/2009
Common Stock	75,650	2.0000	10/29/2009
Common Stock	(19,725)	2.0166	11/02/2009
Common Stock	192,621	2.2199	11/13/2009
Common Stock	3,140	2.2500	11/16/2009
Common Stock	163,764	2.2587	11/17/2009
Common Stock	3,815	2.2800	11/18/2009
Common Stock	142,710	2.2900	11/18/2009
Common Stock	95,140	2.2900	11/18/2009
Common Stock	142,710	2.2900	11/19/2009
Common Stock	13,584	2.2888	11/19/2009
Common Stock	23,785	2.2950	11/25/2009
Common Stock	23,785	2.2114	11/27/2009
Common Stock	47	2.2500	11/27/2009
Common Stock	23,785	2.2443	11/30/2009
Common Stock	1,141	2.2500	11/30/2009
Common Stock	7,944	2.3000	12/09/2009
Common Stock	52,137	2.3500	12/15/2009
Common Stock	140,332	2.3500	12/15/2009
Common Stock	1,7125	2.3500	12/16/2009
Common Stock	36,866	2.3425	12/17/2009
Common Stock	191	2.3500	12/18/2009

CUSIP NO. 827057100

Common Stock	76,911	2.3498	12/18/2009
Common Stock	3,092	2.3499	12/18/2009
Common Stock	18,077	2.3600	12/21/2009
Common Stock	18,833	2.3177	12/22/2009
Common Stock	15,786	2.3130	12/22/2009
Common Stock	121,493	2.3100	12/30/2009
Common Stock	(11,618)	2.4000	12/30/2009
Common Stock	1,524	2.4000	12/30/2009
Common Stock	33,200	2.5500	12/31/2009
Common Stock	154,223	2.5500	12/31/2009
Common Stock	8,355	2.5000	12/31/2009

DIALECTIC CAPITAL MANAGEMENT, LLC
None

JOHN FICHTHORN
None

LUKE FICHTHORN
None

LLOYD I. MILLER, III

Common Stock	75,000		2.0100	10/29/2009
Common Stock	75,000	1	2.0100	10/29/2009
Common Stock	150,000	2	1.9333	11/02/2009

1 Transaction made by Lloyd I Miller GST.
2 Transaction made by Lloyd Crider GST.